Exhibit 14(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-7226 and No. 333-109572) of STMicroelectronics N.V. of our report dated March 3, 2008, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 20-F.

PricewaterhouseCoopers SA

Michael Foley	Felix Roth

Geneva, March 3, 2008

With offices in Aarau, Basel, Berne, Chur, Geneva, Lausanne, Lugano, Lucerne, Neuchâtel, Sitten, St. Gallen, Thun, Winterthur, Zug and Zurich, PricewaterhouseCoopers AG is a provider of auditing services and tax, legal and business consultancy services. PricewaterhouseCoopers AG is a partner in a global network of companies that are legally independent of one another and is located in some 150 countries throughout the world.